Filed by Greenidge Generation Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Support.com, Inc.

Commission File No.: 000-30901

Date: March 22, 2021

Bitcoin Miner Greenidge Generation Holdings Inc. and Support.com, Inc. (Nasdaq: SPRT) Announce Merger Agreement

•	Greenidge Generation Holdings Inc. (“Greenidge”) expects to be the first publicly traded bitcoin mining company with a wholly-owned power plant

•	Greenidge expects to achieve calendar year 2021 EBITDA in excess of $50 million and a run rate in excess of $160 million of EBITDA by Q4 2022[1]

•	Hashrate of 1.1 exahash per second (“EH/s”), which is expected to grow to 2.6 EH/s in 2022[2]

•	Based on its current buildout and expansion expectations, Greenidge expects to have at least 500 megawatts (“MW”) of mining capacity by 2025, compared to 19 MW today

•

Support.com, Inc. (“Support.com”) is expected to provide Greenidge with an estimated $33 million of additional cash. Pro forma for the merger, the combined companies currently have over $70 million of net cash

•

Upon completion of merger, Support.com stockholders and optionholders will collectively own approximately 8% of the combined company’s common stock and Greenidge stockholders will own approximately 92%

•	The merger is expected to close in Q3 2021

Dresden, New York and Los Angeles, California — March 22, 2021 /xx Newswire/ —

Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”), a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York, today announced it expects to become a Nasdaq listed company through a merger with Support.com (NASDAQ: SPRT). The companies have signed a definitive agreement to merge in a stock-for-stock transaction, subject to Support.com shareholder approval and other customary closing conditions. Upon closing of the proposed transaction, Support.com will become a wholly-owned subsidiary of Greenidge, which is expected to be listed on Nasdaq. Greenidge’s environmentally-sound 106 MW natural gas plant currently powers 19 MW of mining capacity, which is expected to more than double to 41 MW by the end of Q2 2021 and reach 85 MW by the end of 2022. Greenidge is expected to be the only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation and plans to replicate its vertically integrated mining model at other power sites and expects to achieve at least 500 MW of mining capacity by 2025. Support.com remains a leader in customer and technical support solutions delivered by home-based employees.

[1]	Projected EBITDA assuming $300/MWh mining economics at a bitcoin price of $49,000 assuming current difficulty and current mining fleet efficiency
[2]	Hashrate of 1.1 EH/s is estimated to be achieved by end of Q2 2021; hashrate of 2.6EH/s is estimated to be achieved by year end 2022

Greenidge’s integrated business model delivers significant competitive advantages compared to bitcoin mining peers. Greenidge owns its power generation assets and operates its own mining equipment, unlike most other bitcoin miners. This allows Greenidge to operate without relying on highly variable third-party power purchase and hosting agreements that are subject to renegotiation or other cost volatility. The Company also boasts low fixed costs shared between its power generation and bitcoin mining operations. In addition, Greenidge’s Upstate New York location provides access to some of the lowest-cost natural gas in North America, resulting in an average mining power cost of approximately $22/MWh3. For the twelve months ended February 28, 2021, Greenidge mined 1,186 bitcoins at a net variable cost of approximately $2,869 per bitcoin. Greenidge is expected to be the only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation.

“This merger is an important next step for Greenidge as we build upon our existing, integrated and proven platform for bitcoin mining and generation of lower carbon affordable power,” said Greenidge’s CEO Jeff Kirt. “The transaction is a validation of our transformational journey, our proprietary relationships and our industry expertise. It will allow for public market growth capital to propel Greenidge as we look to replicate the business model, which we have successfully executed in Upstate New York, in other locations. With our proven track record and investment both from funds sponsored and managed by Atlas Holdings LLC and major institutional investors, Greenidge is uniquely positioned to capitalize on future growth opportunities.”

“We are extremely pleased to have reached this agreement to merge with Greenidge,” said Lance Rosenzweig, President and Chief Executive Officer of Support.com. “This transaction will build upon Greenidge’s successful business by providing them with additional cash funding and a public currency to fund their growth plans, as well as important new capabilities including customer interface, security software, and privacy expertise. As Greenidge looks to scale and seize new opportunities for growth, we are their ideal partner. In addition, the transaction represents a significant value proposition for our shareholders by providing them with enhanced liquidity and the opportunity to participate in the growth of what we believe will be a successful competitor in the rapidly evolving domestic bitcoin mining space.”

Additional Transaction Details

Upon completion of the merger, stockholders and optionholders of Support.com will collectively own approximately 8% of Greenidge’s outstanding Class A common stock. The Merger Agreement specifies that approximately 5% of Greenidge common stock will be paid to Support.com shareholders in consideration for the Support.com operating and other assets, and approximately 3% will be paid in consideration for the estimated $33 million of cash expected to be on Support.com’s balance sheet at Closing using a formula set forth in the merger agreement. Based on Support.com’s closing share price on March 19, 2020, Support.com stockholders would receive approximately 0.124 shares of Class A common stock of Greenidge for each share of Support.com. 4

[3]	Approximately $22/MWh average mining power cost from June 2020 to February 2021 net of energy margin and ancillary services revenue
[4]

Illustrative exchange ratio of 0.124 shares of Greenidge Class A common stock for each share of Support.com common stock, based on the exchange ratio formula in the merger agreement and assuming ~24.203 million shares of Support.com, representing an estimate of fully-diluted shares outstanding using Support.com’s closing share price of $2.14 on March 19, 2021. The final exchange ratio will be calculated using a ten-day volume-weighted average trading price for Support.com prior to the closing date and may be lower than this illustrative exchange ratio to the extent such average trading price prior to the closing exceeds $2.14.

Greenidge’s Class A common stock will have the right to one vote per share in any matters on which Greenidge shareholders are entitled to vote generally. Existing Greenidge shareholders will continue to own Class B common stock with ten votes per share in any matters on which Greenidge shareholders are entitled to vote generally. Shares of Class B common stock will automatically convert to Class A common stock as a result of certain events including, but not limited to, any sale of such shares of Class B common stock or upon the fifth anniversary of registration of the Class A common stock.

Greenidge will benefit from the additional cash on the balance sheet of Support.com at the Closing which is currently expected to be at least $33 million. The merger is conditioned upon Support.com having at least $28 million in cash on its balance sheet at closing. The Pro forma combined company is currently expected to have combined net cash of at least $70 million.

As a condition to Greenidge’s entry into the merger agreement, 210 Capital, LLC acquired approximately 3.9 million shares of Support.com in a private placement. In addition, in connection with the merger agreement, 210 Capital LLC and certain other Support.com shareholders, who together with 210 Capital LLC hold approximately 30% of the outstanding voting stock of Support.com, entered into an agreement with Greenidge to vote such stock in favor of the merger. Following the private placement, Support.com has approximately 23.6 million shares outstanding.

The parties expect that the merger will be completed in Q3 2021.

Management and Board of Directors

Upon completion of the merger, Greenidge’s CEO Jeff Kirt will lead the combined company as CEO. Support.com’s CEO, Lance Rosenzweig, will remain in his position as CEO of the existing Support.com business, which will continue to operate in the ordinary course as a wholly-owned subsidiary of Greenidge. Dale Irwin, CEO of Greenidge Generation LLC, will continue to run the Company’s power plant and mining operations in Upstate New York. There will be no changes to Greenidge’s Board of Directors resulting from the transaction.

Greenidge is majority owned by private investment funds managed by Atlas FRM LLC d/b/a Atlas Holdings LLC (“Atlas”), a private equity firm with more than $3 billion of assets under management and prior experience with sponsored vehicles owning interests in and operating more than 1,000 MW of power generation assets in the US. Atlas is a proven business builder in all types of industrial settings. Atlas’ leadership is a critical component of the Company’s growth story.

Advisors

Winston & Strawn LLP is serving as legal advisor for Greenidge while B. Riley Securities, Inc. is serving as exclusive financial advisor to the Company. Pillsbury Winthrop Shaw Pittman LLP is serving as legal advisor for Support.com, and BTIG is serving as its financial advisor.

Transaction Website

For more information about the transaction investors are encouraged to visit www.greenidge.com and www.support.com which will be used by Greenidge and Support.com to disclose information about the transaction. Additional information may be found at the SEC’s website, without charge, at www.sec.gov with regard to filings made by the parties in connection with the transaction.

Audio Webcast and Presentation Details

An audio webcast and presentation is available at https://dealroadshow.com/e/GREENIDGE21, as well as on the Support.com investor relations website at www.support.com, and the Greenidge website, www.greenidge.com.

About Greenidge Generation Holdings Inc.

Greenidge Generation Holdings Inc. is a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York. Boasting an environmentally-sound 106MW natural gas plant that has undergone a remarkable transformation in recent years, Greenidge enjoys significant competitive advantages including low fixed costs, an efficient mining fleet, in-house operational expertise and low power costs due to its access to some of the least expensive natural gas in North America. The Company is currently mining bitcoin and contributing to the security and transactability of the bitcoin ecosystem while concurrently meeting the power needs of homes and businesses in its region. Greenidge employs dozens of skilled associates, creating attractive new blockchain jobs and serving as an anchor for the Upstate New York economy.

Given its proven operational success and private investment both from funds sponsored and managed by Atlas and major institutional investors, Greenidge is uniquely positioned to expand its unique, vertically integrated business model to additional sites.

About Support.com, Inc.

Support.com, Inc. (NASDAQ: SPRT) is a leading provider of customer and technical support solutions delivered by home-based employees. For more than twenty years, the Company has achieved stellar results for global enterprise clients and top-tier businesses. Support.com’s proven, omnichannel solutions have been specifically designed and optimized for the homesourcing™ environment, resulting in industry-leading NPS scores and first call resolution rates. The Company efficiently meets changing client needs through its highly scalable, global network of home-based employees and secure, proprietary, cloud-based platforms. For more information, please visit www.support.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. These forward-looking statements are typically identified by terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will,” or similar expressions.

These forward-looking statements include references to assumptions and relate to the future prospects, developments, and business strategies of Greenidge and Support.com. These forward-looking statements are largely based on the current expectations and projections about future events and trends that are expected to affect the financial condition, results of operations, business strategy, and short-term and long-term business operations and objectives of Greenidge and Support.com. Forward-looking statements contained in this press release include, but are not limited to, statements concerning the following: (i) the anticipated benefits of the merger transaction; (ii) the projected liquidity and cash balances of Greenidge and Support.com in the future; (iii) the projected cash flow and EBITDA of the business of Greenidge and Support.com; (iv) the current and future build out and acquisition plans of Greenidge and Support.com; (v) expected mining capacity in the future; and (vi) other statements about the business plans, business strategies and operations of Greenidge and Support.com in the future.

Forward-looking statements are subject to a number of risks, uncertainties and assumptions. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger transaction or delay in the closing of the merger transaction, including the failure of Support.com’s stockholders to adopt the merger agreement; (ii) the ability to recognize the anticipated objectives and benefits, including tax benefits, of the proposed merger transaction; (iii) changes in applicable laws, regulations or permits affecting Greenidge or Support.com operations or the industries in which each operate, including regulation of the energy industry or regarding cryptocurrency; (iv) risks related to failure to obtain adequate financing on a timely basis and on acceptable terms with regard to growth strategies or operations; (v) fluctuations in the market pricing of cryptocurrencies; (vi) loss of public confidence in cryptocurrencies; (vii) the potential of cybercrime, money laundering, malware infections and phishing, and the costs associated with such issues; (viii) the potential of cryptocurrency market manipulation; (ix) the economics of mining cryptocurrency, including as to variables or factors affecting the cost, efficiency and profitability of mining; (x) the availability, delivery schedule and cost of equipment necessary to maintain and grow the business and operations of Greenidge, including mining equipment, (xi) the possibility that Greenidge and Support.com may be adversely affected by other economic, business or competitive factors, including factors affecting the industries in which they operate or upon which they rely and are dependent; (xii) an inability to expand successfully to other facilities, mine other cryptocurrencies or otherwise expand the business;

(xiii) changes in tax regulations applicable to Greenidge, Support.com or their respective assets; (xiv) any potential litigation involving either or both of Greenidge or Support.com; (xv) costs and expenses relating to cryptocurrency transaction fees and fluctuation in cryptocurrency transaction fees; Greenidge’s single operating facility may realize material, if not total, loss and interference as a result of equipment malfunction or break-down, physical disaster, data security breach, computer malfunction or sabotage; (xvii) other risks and uncertainties related to the business plan, business strategy, acquisition strategy and buildout strategy of Greenidge and Support.com; and (xviii) the potential economic fallout resulting from the COVID-19 outbreak and (xix) the risks, uncertainties, and other factors detailed from time to time in Support.com’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”). The actual results, performance, or achievements of Greenidge and Support.com could differ materially from the results expressed in, or implied by, any forward-looking statements.

Neither Greenidge nor Support.com undertake any obligation to update or revise any forward-looking statements included in this press release, whether as a result of new information, the occurrence of future events, changes in assumptions or otherwise, after the date of this press release.

Non-GAAP Financial Measures

This presentation includes non-GAAP financial measures, such as EBITDA. Greenidge believes that these non-GAAP measures are useful to readers for two principal reasons. First, they believe these measures may assist readers in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, these measures are used by Greenidge’s management to assess its performance. Greenidge believes that the use of these non-GAAP financial measures provides an additional tool for readers to evaluate and under the business and operations of Greenidge. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies.

Participants in the Solicitation

Support.com and its directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Support.com’s stockholders with respect to the merger. A list of the names of those directors and executive officers and a description of their interests in Support.com will be included in the proxy statement/prospectus for the proposed merger (as further described below) and will be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed merger when available.

Greenidge and its directors, executive officers, other members of management and employees may also be deemed to be participants in the solicitation of proxies from the shareholders of Support.com in connection with the proposed merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed merger will be included in the proxy statement/prospectus for the proposed merger when filed with the SEC.

No Offer or Solicitation

This press release is not and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed merger. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. This press release is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Additional Information, Disclaimer and Where to Find More Information

In connection with the merger, Greenidge intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of Support.com and a prospectus in connection with the merger. The definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of Support.com as of a record date to be established for voting on the merger. Stockholders of Support.com and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus in connection with Support.com’s solicitation of proxies for the special meeting to be held to approve the merger, and other documents filed with the SEC by Greenidge and Support.com, because these documents will contain important information about Support.com, Greenidge, and the merger. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Support.Com, Inc., 1521 Concord Pike (US 202), Suite 301, Wilmington, DE 19803. These documents, once available, and Support.com’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Contact:

Greenidge

Investor Relations:

investorrelations@greenidge.com

415-867-5967

Media:

media@greenidge.com

917-991-6308

Support.com

Investor Relations:

IR@support.com

Media:

TK